EXHIBIT 12 – COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(Unaudited)
Fixed Charges:	(in millions, except for ratios)
Interest expense, including amortization of debt
issuance costs ………………………………	$61.6	$39.0	$27.9	$25.8	$47.5
Estimated interest portion of rents …………….	6.6	8.9	10.3	11.7	12.2
Capitalized interest …………………………….	6.4	7.2	5.7	5.8	6.0
Total fixed charges as defined …………………	74.6	55.1	43.9	43.3	65.7

Earnings (Loss):
Income (loss) from continuing operations before
income tax expense ……................................	17.6	(355.5)	80.0	235.8	303.2
Total fixed charges as defined …………………	74.6	55.1	43.9	43.3	65.7
Fixed charges not deducted in the determination
of income (loss) from continuing operations
before income tax expense ………………….	(6.4)	(7.2)	(5.7)	(5.8)	(6.0)
Total earnings (loss) as defined ………………..	$85.8	$(307.6)	$118.2	$273.3	$362.9

Ratio of earnings (loss) to fixed charges ……..	1.15	(5.58)	2.69	6.31	5.52